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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5

8-70009

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTX MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64th Floor, 50 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oliver Scott	+44(0) 203 198 3484	oliver.scott@xtxmarkets.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB 10/20/2003   PCAOB Registration Number 42

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX Markets LLC

Statement of Financial Condition

As at December 31, 2023

With Report of Independent Registered
Public Accounting Firm

Contents

*XTX Markets LLC****Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands unless otherwise stated)***

OATH OR AFFIRMATION

I, Eric Swanson , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XTX Markets LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIANA CAROLINA ESCOBAR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ES6374465
Qualified in Suffolk County
Commission Expires June 9, 2026

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

☒(a) Statement of financial condition.
☒(b) Notes to consolidated statement of financial condition
☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐(d) Statement of cash flows.
☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐(f) Statement of changes in liabilities subordinated to claims of creditors.
☐(g) Notes to consolidated financial statements
☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐(i) Computation of tangible net worth under 17 CFR 240.18a-2
☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable
☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒(t) Independent public accountant's report based on an examination of the statement of financial condition
☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
☐(z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*




Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of XTX Markets LLC
and the Directors of XTX Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Markets LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
February 27, 2024

Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands unless otherwise stated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
	Cash and cash equivalents	$83,020
	Deposits with clearing organizations and others	223,097
	Receivable from broker-dealers and clearing organizations	529
	Investment in preferred shares and RSUs	29,225
	Financial instruments owned, at fair value	318,986
	Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and amortization of $5,154	7,756
	Due from related parties	216
	Operating lease assets	11,098
	Other assets	808
	TOTAL ASSETS	$674,735
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
	Financial instruments sold, not yet purchased, at fair value	$318,486
	Payable to broker-dealers and clearing organizations	13,267
	Accounts payable, accrued expenses and other liabilities	5,957
	Operating lease liabilities	15,708
	Due to related parties	81,870
	TOTAL LIABILITIES	$435,288
MEMBER'S EQUITY		
	Contributed Capital	$73,996
	Retained earnings	165,451
	TOTAL MEMBER'S EQUITY	$239,447
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$674,735

The accompanying notes are an integral part of the financial statement.

NOTES TO THE FINANCIAL STATEMENT

1   ORGANIZATION AND NATURE OF BUSINESS

XTX Markets LLC (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings LLC, a limited liability corporation registered in Delaware. The Company was organized for the purpose of trading equity securities and treasuries utilizing a proprietary electronic trading model. The Company exclusively trades on its own account and not on behalf of customers. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer and member of the Chicago Stock Exchange (now NYSE Chicago) on December 13th, 2017. The Company operates as a single segment.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authority is FINRA (on behalf of NYSE Chicago). It trades via sponsored access on various equities exchanges and equities Alternative Trading Systems ('ATS', a regulated electronic trading system with registered broker-dealers that match buy and sell orders) for cash equities and as a member of CBOE for options, and on Brokertec via sponsored access for treasuries. The Company does not trade any other derivative products.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The financial statement is presented in U.S. Dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from those estimates.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Receivable from broker-dealers and clearing organizations" and "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Investment in preferred shares and RSUs

The Company holds investments in preferred shares and restricted stock units of a non-public financial technology company. These investments are measured at fair value.

Other assets

Other assets consist primarily of lease deposits and prepayments for other expenses, which are recognized at initial value of consideration given, and are subsequently amortized over the period of the underlying contract.

NOTES TO THE FINANCIAL STATEMENT – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash consists of deposits with banks. Cash equivalents consist of highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes, and a highly liquid money market fund that invests in US Treasuries.

Foreign currency transactions

Items included in the financial statement are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The financial statement is presented in U.S. Dollars, which is the Company's functional currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Operating Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Financial instruments sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $318,486 in the financial statement as of December 31, 2023 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

Fixed Assets

Fixed assets are initially recorded at cost. Subsequent to recognition, fixed assets are measured at cost less accumulated depreciation and any accumulated impairment losses.

NOTES TO THE FINANCIAL STATEMENT – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

Depreciation is calculated over the estimated useful lives of the assets as follows:

- Leasehold improvements: straight-line basis over the life of the lease, or to the useful life of the leasehold improvement, if shorter
- IT equipment: 10% per month on reducing balance basis over 2 years followed by straight line basis for third year
- Fixtures and fittings: straight-line basis over 7 years

Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the statement of income under "other expenses".

The carrying values of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The residual value, useful life and depreciation method are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

A fixed asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on de-recognition of the asset is included in the statement of income in the year the asset is derecognised.

Impact of recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform, codified as ASC 848. In response to concerns about structural risks of interbank offered rates (IBORs), and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation.

The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance is effective for all entities and generally can be applied through December 31, 2024. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship.

The Company does not have any material exposures to LIBOR or other reference rates either via its trading book activities or back office contracts and therefore does not expect this update to have a material impact on the results presented in future accounting periods.

No additional FASB Accounting Standards updates are expected to impact the Company.

Taxes

In early 2023, the Company filed an election for US Federal income tax purposes to be disregarded as a separate entity from its parent, a disregarded entity ("DRE"). This election is retroactive to January 1, 2023. As a DRE, the Company is treated as a division of its sole member and will not be subject to tax on a stand-alone basis in all jurisdictions in which it currently operates. Pursuant to ASC 740, *Income Taxes*, an entity is not required to allocate the consolidated amount of its parent's income tax provision to the separate financial statement of a legal entity that is both not subject to tax and disregarded by the taxing authority.

NOTES TO THE FINANCIAL STATEMENT – continued

3   CASH AND CASH EQUIVALENTS

The Company had restricted cash of $4,315 at December 31, 2023 in respect of amounts lodged to support standby letters of credit to facilitate treasuries trading. All other amounts presented on the Statement of Financial Condition was unrestricted. The Company held cash equivalents at December 31, 2023 in the form of breakable 7-day term deposits, a savings account, and a highly liquid money market fund.

4   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Investments in Preferred Shares in Unlisted Securities and Restricted Stock Units earned but not yet delivered: The fair value of Preferred Shares in Unlisted Securities and Restricted Stock Units earned but not yet delivered are determined based on an option pricing model using various inputs, including the fair value of the underlying entity, the expected term until a liquidity event discounts applied to minority holdings, the overall rate of return discount rate and a discount for lack of marketability. The fair value of the underlying entity was determined using a market approach leveraging market multiples of guideline public companies and similar transactions.

NOTES TO THE FINANCIAL STATEMENT – continued

These inputs are subjective and generally require significant judgement. Increases in revenue and EBITDA multiples and decreases in minority discounts applied to these revenue and EBITDA multiples, the overall rate of return discount rate and the assumed period to exit might result in a significantly higher fair value, whilst decreases in revenue and EBITDA multiples and increases in minority discounts applied to these revenue and EBITDA multiples, the overall rate of return discount rate and the assumed period to exit might result in a significantly lower fair value. Additionally, decreases in the non-marketability discount applied might result in a significantly higher fair value whilst conversely, increases in this discount might result in a significantly lower fair value.

In calculating the fair value, the following significant unobservable inputs were used:

Revenue multiples	7.8 – 8.3
EBITDA multiples	15.9-19.8
Rate of return	30%
Minority discount	15%
Assumed period to exit	5 years
Non-marketability discount (restricted stock units)	20%
Non-marketability discount (preferred stock)	14%

This analysis was performed by a third party valuations specialist and reviewed by management of XTX Markets LLC and considered reasonable.

The following table sets forth a reconciliation of opening and closing balances for the investment in preferred shares and RSUs:

	Opening Balance as of 12/31/2022	Conversion to preferred stock	Unrealized gain / (loss)	Closing Balance as of 12/31/2023
Preferred stock	5,649	-	699	6,348
Restricted Stock Units earned but not yet delivered	14,329	-	8,548	22,877
Total	$19,978	$0	$9,247	$29,225

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2023. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value:				
Equity securities	$318,986	-	-	$318,986
Investment in preferred shares and RSUs:				
Equity securities	-	-	6,348	$6,348
Restricted Stock Units earned but not yet delivered	-	-	22,877	$22,877
Total financial instruments owned, at fair value	$318,986	-	$29,225	$348,211
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$318,486	-	-	$318,486
Total financial instruments sold, not yet purchased, at fair value	$318,486	-	-	$318,486

XTX Markets LLC
Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

Short term assets and liabilities carry a maturity of less than one year or are bearing market interest rates and accordingly are carried at amounts approximating fair value, and are as set out below:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$83,020	-	-	$83,020
Deposits with clearing organizations and others	223,097	-	-	223,097
Receivable from broker-dealers and clearing organizations	-	529	-	529
Total assets	$306,117	$529	-	$306,646
Payable to broker-dealers and clearing organizations	-	$13,267	-	$13,267
Total liabilities	-	$13,267	-	$13,267

5. **DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS**

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2023, the Company had deposits due from these broker-dealers and clearing organizations of $223,097, receivables from broker-dealers and clearing organizations of $529 and amounts due to broker-dealers and clearing organizations of $13,267. Included in deposits with clearing organizations and others are deposits, margin, and unsettled transactions Amounts due from broker-dealers and clearing organizations consist of rebates receivable and amounts due to broker-dealers and clearing organizations consist of exchange and clearing fees payable, as well as amounts due in respect of unsettled transactions.

6. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company has a standby letter of credit with a bank issued in respect of its treasuries trading for $4,315 and $2,256 for its operating lease. The full amounts remain undrawn. The $4,315 is included within "Cash and cash equivalents" and $2,256 is unfunded and is an off balance-sheet item.

7. **RELATED PARTIES**

The Company is a fully owned subsidiary of XTX Holdings LLC, a company domiciled in the US and US tax resident.

Intercompany amounts in respect of recharges under expense sharing agreements due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

XTX Markets LLC paid dividends totalling $202,000 this year to Holdings LLC.

The Company attributes profits to XTX Markets Technologies Limited, an affiliate of XTX Markets LLC, in respect of net profits initially booked within XTX Markets LLC but where management consider that the value-added activities in respect of the profits are provided by employees of XTX Markets Technologies Limited. These amounts are derived using a profit split calculation that reallocates profits and costs (comprising administrative, general and operating expenses) among affiliated entities based on the value-added activities performed globally. Additionally, the Company receives amounts calculated in accordance with transfer pricing principles from affiliated entities in respect of net income generated by these entities but where management consider that the value added activities in respect of this income is provided by employees of XTX Markets LLC.

Additionally, the Company pays amounts to XTX Markets Technologies Limited, in respect of bespoke I.P. and execution activities, and costs recharged as described above between XTX Markets LLC and these affiliated

XTX Markets LLC
Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

entities to ensure that each legal entity accurately bears its share of costs incurred. These costs include administrative, general, and operating expenses, including employee compensation and benefits. Operating expenses consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs.

Related party charges shall not be viewed as the solicitation of services and/or sale of tangible personal property. Charges incurred by XTX Markets LLC are solely costs of the entity and related party charges are generated to allocate the reimbursement of these costs.

No formal settlement terms exist for settlement of any associated related party receivables or payables although a master netting agreement is in place that allows for net settlement of intercompany payables and receivables. Balances are typically settled on a monthly basis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2023:

	Due to related party as of 31-Dec-23	Due from related party as of 31-Dec-23
XTX Markets Technologies Limited	$81,834	($0)
XTX Holdings LLC	$0	$216
XTX Topco	$36	$0
	$81,870	$216

8. LEASES

XTX Markets LLC's new office space lease as lessee commenced in 2022. XTX Markets LLC did not have any involvement in the construction or design of the building. The office space lease is determined to be an operating lease. The noncancelable lease term is 11 years and expires March 31st, 2033. There is a 20-month rent-free period through November 2023, with fixed rent payments from December 2023 to March 2033. Payments due under the lease contract includes fixed plus variable payments. The Company's lease does not include a termination option. The annual lease payments, including the known additional tax payments, are exhibited below. However, due to unknown estimate amounts, the future minimum lease payments do not include expenses such as other tax payments, operating payments, electric charges, insurance, and any other fees or expenses the Landlord deems incurred by the Company. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

2024	$	2,240
2025	$	2,260
2026	$	2,280
2027	$	2,280
2028	$	2,285
2029 and thereafter	$	10,243
Total remaining undiscounted lease payments	$	21,588
Impact of discounting	$	(5,877)
Total	**$**	**15,708**

XTX Markets LLC
Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

The components of lease cost for the year ended December 31, 2023 are as follows:

Operating lease cost	$1,747
Total lease cost	$1,747

Amounts reported in the balance sheet as of December 31, 2023 were as follows:

Operating lease ROU assets	$11,098
Operating lease liabilities	$15,708

Other information related to leases as of December 31, 2023 was as follows:

Supplemental cash flow information:

Remaining lease term:

Operating leases	9.3 years

Discount rate:

Operating leases	7.10%

9. CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties.

Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons,

Statement of Financial Condition as at December 31, 2023 (expressed in U.S. dollars in thousands unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENT – continued

including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

10. CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. One current regulatory matter impacting the industry is the SEC's approval for industry members to contribute to the funding of the Consolidated Audit Trail (CAT), including historical cost.

Given the inherent difficulty of predicting the outcome of regulatory matters and the surrounding unknowns, including the outcome of the litigation against the SEC's approval, the applicable fee rate that will be charged on the eligible securities, the time period for the backpay, and the allocated portion to the Company, the Company cannot estimate costs for such matters and therefore has not recorded an associated estimated liability. It is not presently possible to determine the ultimate exposure to this matter. However, it is the opinion of management, based on information currently available, the ultimate outcome of this matter will not have a material adverse impact on the business, financial condition or operating results of the Company, although it might be material to the operating results for any particular reporting period.

In the Company's opinion, there are no other matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

11. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

During 2018, the Company applied for, and received permission from NYSE Chicago ("CHX") to adopt the alternative treatment for calculating capital requirements. Therefore, during 2023 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of the financial statement and had net capital of $111,943, which was $111,693 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2023, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities.

Consequently, at December 31, 2023, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

12. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 27, 2024.

There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of December 31, 2023.